UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of earliest event reported): July 21, 2014

 Commission File Number 0-17071

FIRST MERCHANTS CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	35-1544218
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

200 East Jackson Street
P.O. Box 792
Muncie, IN 47305-2814
(Address of principal executive offices, including zip code)

(765) 747-1500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry Into a Definitive Agreement.

On July 21, 2014, First Merchants Corporation, an Indiana corporation (“First Merchants”), and Community Bancshares, Inc., an Indiana corporation (“Community Bancshares”), entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which, Community Bancshares will, subject to the terms and conditions of the Merger Agreement, merge with and into First Merchants (the “Merger,”) whereupon the separate corporate existence of Community Bancshares will cease and First Merchants will survive. Immediately following the Merger, Community Bank, an Indiana state bank and wholly-owned subsidiary of Community Bancshares, will be merged with and into First Merchants Bank, National Association, a national bank and wholly-owned subsidiary of First Merchants, with First Merchants Bank, National Association continuing as the surviving bank. The Merger Agreement has been approved by the Boards of Directors of each of First Merchants and Community Bancshares, but the consummation of the Merger is conditioned upon the approval of the Community Bancshares shareholders and certain regulatory authorities as well as satisfaction of customary closing conditions. The Merger Agreement provides that upon the effective date of the Merger (the “Effective Date”), each shareholder of Community Bancshares may elect to receive either (or a combination of) 4.0926 shares of First Merchants’ common stock (valued at $83.41 based on First Merchants’ July 21, 2014 closing price of $20.38 per share), or $85.94 in cash for each Community Bancshares common share owned by such shareholder. However, no more than $15,000,000 in cash may be paid to the Community Bancshares shareholders in the Merger and there may be re-allocations of cash and stock to certain Community Bancshares shareholders if the cash threshold is exceeded. The transaction is expected to be a tax-free stock exchange for those Community Bancshares shareholders electing to receive First Merchants’ common stock pursuant to the Merger. Subject to Community Bancshares common shareholders’ approval of the Merger Agreement, regulatory approvals and other customary closing conditions, the parties anticipate completing the Merger in the first quarter of 2015. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and incorporated herein by reference.
The members of the Board of Directors of Community Bancshares and certain other significant shareholders have entered into a Voting Agreement pursuant to which they have agreed to vote their shares of Community Bancshares common stock in favor of the Merger. A copy of the Voting Agreement is filed as Exhibit 10.1 and incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants of Community Bancshares and First Merchants, including, among others, covenants (i) to, subject to certain exceptions as more fully set forth in the Merger Agreement, conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) prohibiting Community Bancshares, subject to certain exceptions more fully set forth in the Merger Agreement, from engaging in certain kinds of transactions during such period. The Board of Directors of Community Bancshares has adopted a resolution recommending the approval and adoption of the Merger Agreement by its shareholders, and Community Bancshares has agreed to hold a shareholder meeting to put the Merger Agreement before its shareholders for consideration. Community Bancshares has also agreed, for a period of time and subject to certain exceptions as set forth in the Merger Agreement, not to (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.
As mentioned above, consummation of the Merger is subject to various conditions, including, among others, (i) requisite approvals of the holders of Community Bancshares common stock; (ii) effectiveness of a Form S-4 registration statement relating to the First Merchants common stock to be issued in the Merger and listing of the First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market; and (iii) receipt of regulatory approvals.
The Merger Agreement contains certain termination rights for both First Merchants and Community Bancshares. Under certain circumstances, termination of the Merger Agreement by Community Bancshares may result in the payment of a termination fee to First Merchants, all as more fully described in the Merger Agreement.
The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and, as mentioned above, are incorporated by reference.

Item 7.01. Regulation FD Disclosure.
On July 22, 2014, First Merchants and Community Bancshares issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This filing and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and Community Bancshares, Inc. (“Community Bancshares”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Community Bancshares will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and Community Bancshares’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger Agreement will be submitted to Community Bancshares’ shareholders for their consideration. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Community Bancshares and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement/Prospectus, when it becomes available, as well as other filings containing information about First Merchants at the SEC’s Web Site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ Web site (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information,” and finally under the link “SEC Filings.”

Community Bancshares and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bancshares in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger between First Merchants Corporation and Community Bancshares, Inc. dated as of July 21, 2014

10.1	Voting Agreement dated July 21, 2014, by and among First Merchants Corporation and certain shareholders of Community Bancshares, Inc.

99.1	Joint Press Release, dated July 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation
(Registrant)

By: /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and Chief Financial Officer
(Principal Financial and Principal Accounting Officer)

Dated: July 22, 2014